Philip W. Keipp Huttig Building Products, Inc. 555 Maryville University Dr., Suite 400 St. Louis, Missouri 63141 314-216-2893 — Direct 314-216-2601 — Fax
January 15, 2010
Ms. Tracey McKoy
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 4631
Washington, D.C. 20549

RE:	Huttig Building Products, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009 File No. 001-14982
Dear Ms. McKoy:
This letter sets forth the responses of Huttig Building Products, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) included in the comment letter dated December 10, 2009, with respect to the above referenced Company filing (the “2008 Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2009 (the “September 30 Form 10-Q”).
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have included in bold type the comments set forth in the comment letter followed by the Company’s responses.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we request, that upon completion of this review, the staff return to us supplemental materials, if any, provided in connection with this review.
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Balance Sheets, page 25
1.	Other accrued liabilities are 29% of the current liabilities as of December 31, 2008. In future filings, please state separately, in the balance sheet or in a note, any items in excess of five percent of total current liabilities. While we note disclosure of certain amounts throughout the footnotes, a separate footnote with a table detailing accrued liabilities would be informative. Refer to Rule 5-02 of Regulation S-X.
In future filings, the Company will provide a separate footnote detailing items in excess of five percent of total current liabilities, if any, in accordance with the Staff’s comment.
2.	We note the disclosure on page 10 that changes in estimates related to retained accident risk may have a material effect on your results. However, we do not note disclosure in the footnotes or critical accounting policies section of MD&A. Please tell us the amount of this accrual as of December 31, 2008, and September 30, 2009, and describe your consideration of expanded disclosure.
The Company has accruals for both vehicle accident and workers’ compensation liabilities. The accrual for workers compensation was $1.8 million and $2.0 million at December 31, 2008 and September 30, 2009, respectively. The accrual for vehicle accident liability was $0.7 million and $0.6 million at December 31, 2008 and September 30, 2009, respectively. In future filings, as circumstances dictate, we will continue to evaluate the need for expanded disclosures for the Company’s retained accident risks.
The Company has considered the Staff’s comment and will expand disclosure in the Critical Accounting Polices and related footnotes beyond what was included by replacing the following section included on page 16 and page 33 of the 2008 Form 10-K with the underlined section below:
Insurance — We carry insurance policies on insurable risks with coverages and other terms that we believe are appropriate. We generally have self-insured retention limits and have obtained fully insured layers of coverage above such self-insured retention limits. Accruals for self-insurance losses are made based on our claims experience. We accrue for these liabilities for existing and unreported claims when it is probable that future costs will be incurred and when we can estimate those costs.

Self-Insurance
It is our policy to self-insure, up to certain limits, traditional risks including workers’ compensation, comprehensive general liability, physical loss to property and auto liability. We are also self-insured, up to certain limits, for certain other insurable risks, including the majority of our medical benefit plans. Insurance coverage is maintained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. A provision for self-insured claims, based on our estimate of the aggregate liability for claims incurred, is revised and recorded quarterly. The estimates are derived from both internal and external sources, including but not limited to actuarial type estimates, claims incurred, the probability of losses and historical settlement experience. Our estimates are subject to uncertainty from various sources, including, among others, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although we believe our estimates are reasonable, significant differences related to the items noted above could materially affect our self-insurance obligations, future expense and cash flow.
In addition, we will continue to disclose the following in our Summary of Significant Accounting Policies and Procedures:
Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes estimates including but not limited to the following financial statement items: allowance for doubtful accounts, slow-moving and obsolete inventory, lower of cost or market provisions for inventory, long-lived asset impairments including but not limited to goodwill, contingencies including environmental liabilities, accrued expenses and self-insurance accruals, and income tax expense and net deferred tax assets. Actual results may differ from these estimates.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Critical Accounting Policies, page 12
3.	Please expand your discussion of goodwill in your critical accounting policies section in future annual and quarterly filings to identify and discuss each reporting unit that has a fair value as of most recent testing date that is not substantially in excess of carrying value and is at risk of failing step one of the impairment test in future periods. For each of these reporting units, disclose the amount of goodwill allocated to the unit and the percentage by which fair value exceeded carrying value as of the most recent test. Provide a description of key assumptions that drive fair value and a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect. Please strive to avoid general, boilerplate disclosure of these key assumptions and potential events and provide a robust discussion that will assist investors in understanding these matters through the eyes of management. Please refer to SEC Release 33-8350 for additional guidance. Please provide us with the disclosures you intend to include in future filings.
The Company’s goodwill is reviewed for impairment annually or more frequently if certain indicators arise. The Company’s testing date is during the fourth quarter of each year. Impairment indicators occurring during the year that may give rise to interim testing are significant negative variances from forecasted sales or operating profit for an individual reporting unit or other circumstances that indicate the carrying amount of goodwill may not be recoverable.
The Company calculates the fair value of reporting units by discounting projected cash flows of the individual reporting units. The Company is in the process of completing its 2009 annual impairment test. Based on the Company’s preliminary annual impairment test, the lowest percentage of fair value in excess of carrying value is approximately 150% for each of two individual reporting units as of the fourth quarter 2009 testing date. These reporting units have a total of approximately $1.0 million of goodwill in the aggregate. Based on the above, the Company believes the fair value of each of the reporting units will be substantially in excess of their carrying value.
Additionally, the Company has considered the Staff’s comment and will expand disclosure in the Critical Accounting Polices beyond what was included by replacing the following disclosure excerpt included on page 15 of the 2008 Form 10-K with the underlined section below:
Valuation of Goodwill and Other Long-Lived Assets — We test the carrying value of our goodwill for impairment on an annual basis and between annual tests in certain circumstances. The carrying value of goodwill is considered impaired when the discounted cash flow is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of goodwill. We test the carrying value of other long-lived assets, including intangible and other tangible assets, for impairment when events and circumstances warrant such review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.
In 2008, we recorded goodwill impairments of $8.7 million primarily as a result of the carrying value at six reporting units exceeding their respective fair values. The fair value we calculated includes multiple assumptions of our future operations to determine future cash flows, including but not limited to, such factors as sales levels, gross margin rates, capital requirements, real estate appraisals and discount rates. If the assumptions we used were more favorable we may not have impaired as much goodwill, or if the assumptions we used were less favorable it is possible we may have impaired more goodwill. As we continue to face a challenging housing environment and general uncertainty in the U.S. economy our assumptions may change significantly in the future resulting in further goodwill impairments in future periods.
Valuation of Goodwill and Other Long-Lived Assets
We test the carrying value of our goodwill at each reporting unit for impairment on an annual basis and between annual tests in certain circumstances when there are indicators of potential impairment. The carrying value of goodwill is considered impaired when a reporting unit’s fair value is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the individual reporting unit. Circumstances that can lead to interim goodwill testing include significant negative variances from forecasted sales or operating profits or changes in other circumstances that indicate the carrying amount of goodwill may not be recoverable.
We utilize a discounted cash flows model to estimate fair value of a reporting unit. In our estimate of fair value of a reporting unit, the following significant assumptions, and changes therein, are considered:
•	publicly available and internal projections of single and multi-family housing starts used to project a reporting unit’s revenue in future years;

•	the reporting unit’s gross margin and operating expenses that reflect cost reduction actions already taken by the Company;

•	projected variable costs associated with the variable revenue streams projected in the future;

•	projected reporting unit working capital changes and capital expenditure requirements; and

•	an estimate of a discount rate commensurate with the weighted average cost of capital for a market participant and a related growth factor.
At December 31, 2009, the Company had $8.6 million of goodwill recorded across 17 reporting units. Significant changes in our assumptions and the related projected cash flows utilized in calculating the reporting units fair value could result in future goodwill impairment related to any of our reporting units. In 2009, we recorded a goodwill impairment of $1.0 million as a result of carrying value at one reporting unit exceeding its respective fair value.

We test the carrying value of other long-lived assets, including intangible and other tangible assets, for impairment when events and circumstances warrant such review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset.

4.	You increased the valuation allowance on deferred tax assets during the nine months ending September 30, 2009, and are currently reporting a long-term deferred tax asset of $8.1 million. In future filings, please expand your disclosure in critical accounting policies to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. In this regard, address each of the following points:
a.	Disclose the amount of pre-tax income you need to generate to realize the deferred tax assets.

b.	Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assessment.

c.	Disclose that the deferred tax liabilities that you are relying on in your assessment of realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 17-23- of ASC 740-10-30 and Section 501.14 of the Financial Reporting Codification for guidance.
In evaluating our ability to recover deferred income tax assets, we consider available positive and negative evidence, including past operating results, our ability to carry back losses against prior taxable income, the existence of cumulative losses in the most recent years, tax planning strategies, our forecast of future taxable income and the existence and future reversal of deferred tax liabilities or other tax liabilities. Our forecasts of future taxable income include the same anticipated future trends used in estimating the fair value of the Company’s reporting units for purposes of testing goodwill for impairment as well as any other valuation assessment of the Company’s tangible and intangible assets. Our tax planning strategies, specifically the reversal of our tax liabilities occurring in the same periods and jurisdictions as our deferred tax assets, enable us to fully utilize the deferred tax assets. Evidence of losses in each of the last three years outweighs the evidence of forecasted future taxable income.
In future filings, the Company will expand disclosure in the critical accounting policies and income tax footnote to provide a more detailed explanation as to how the Company’s deferred tax assets will be utilized. The anticipated disclosure for December 31, 2009 is as follows (changes from 2008 are underlined):
Income Taxes — We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We regularly review our potential tax liabilities for tax years subject to audit. Changes in our tax liability occurred in 2009 and may occur in the future as our assessment changes based on the progress of tax examinations in various jurisdictions and/or changes in tax regulations. In management’s opinion, adequate provisions for income taxes have been made for all years presented.
Deferred tax assets and liabilities are recognized for the future tax benefits or liabilities attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in income in the period that includes the enactment date. We regularly review our deferred tax assets for recoverability and establish a valuation allowance when we believe that such assets may not be realized, taking into consideration historical operating results, expectations of future earnings, changes in operations, the expected timing of the reversal of existing temporary differences and available tax planning strategies. Currently, our deferred tax liabilities, which reverse in the same periods and jurisdictions as our deferred tax assets, enable us to fully utilize the deferred tax assets at December 31, 2009 without relying on any projections of future pre-tax income.
Future additional disclosure that we anticipate will be included in the Company’s income tax footnote to the Company’s audited financial statements included in its Form 10-K for its fiscal year ended December 31, 2009 (the “2009 Form 10-K”) is as follows:
We have gross deferred tax assets of $XX.X million and a valuation allowance of $XX.X million netting to deferred tax assets of $XX.X million at December 31, 2009. We have deferred tax liabilities of $XX.X million at December 31, 2009. These liabilities reverse in the same periods and jurisdictions as the deferred tax assets. The deferred tax liabilities enable the Company to fully utilize the net deferred tax assets at December 31, 2009. The Company is not relying on future pre-tax income at December 31, 2009 to support the utilization of the deferred tax assets.
Liquidity and Capital Resources, page 14
5.	In future filings, to the extent future non-compliance with your debt covenant is reasonably likely, please expand your disclosure to include the actual fixed charge ratio for each period and the required ratios, including specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Since your debt covenant has two steps, i.e. the consideration of excess borrowing of excess borrowing availability, followed by the calculation of the fixed charge ratio, you would need to assess the likelihood of future non-compliance on the whole in determining the appropriate disclosure. For example, if it is reasonably likely your borrowing availability could dip under $25 million in the future, you would need to consider the likelihood of non-compliance with the fixed charge ratio. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
As disclosed in ITEM 1A RISK FACTORS on page 8 of the 2008 Form 10-K, the Company would not have met the minimum fixed charge coverage ratio at December 31, 2008. We will update this disclosure at December 31, 2009 and as of the date the 2009 Form 10-K is filed. If it becomes reasonably likely that our borrowing availability will drop below $25 million, we would modify disclosures to comply with the Staff’s comment, including Sections I.D and IV.C of SEC Interpretive Release No. 33-8350 and Question 10 of the SEC FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
In future filings, we will add similar disclosures to the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and related financial statement footnotes.
6.	We note a substantial increase in days sales in ending accounts receivable as of September 30, 2009. You disclose accounts receivable increased by $16.5 million in the first nine months of 2009, compared to an increase of $8.7 million in the first nine months of 2008. Please expand this disclosure in future filings to explain the underlying reasons. Discuss whether the economic downturn has caused an increased incidence of customer nonpayment and provide quantified information, if material. Expand your discussion of cash flows throughout to provide expanded analysis of the underling reasons for stated changes. Provide us an example of intended future disclosure.
The Company will expand disclosure in future filings in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. To provide an example of intended future disclosures, we have set out below the disclosure excerpt included on page 14 of the September 30 Form 10-Q and an underlined section containing expanded disclosure:
Operations. Cash used in operating activities totaled $9.3 million for the nine months ended September 30, 2009 as compared to cash used in operating activities of $0.6 million for the first nine months of 2008. For the nine months ended September 30, 2009, our net loss increased $1.4 million compared to the nine months ended September 30, 2008. The net loss included goodwill impairment charges of $1.0 million and $7.1 million in 2009 and 2008, respectively. Accounts receivable increased by $16.5 million in the first nine months of 2009, compared to an increase of $8.7 million in the first nine months of 2008. Inventory decreased by $12.4 million in the 2009 first nine months, compared to a decrease of $17.9 million in the 2008 period. Accounts payable increased by $12.7 million in the nine months ended September 30, 2009 as compared to a decrease of $0.9 million in the nine months ended September 30, 2008.

Operations — Cash used in operating activities totaled $9.3 million for the nine months ended September 30, 2009 as compared to cash used in operating activities of $0.6 million for the first nine months of 2008. For the nine months ended September 30, 2009, our net loss increased $1.4 million compared to the nine months ended September 30, 2008. The net loss included goodwill impairment charges of $1.0 million and $7.1 million in 2009 and 2008, respectively. Accounts receivable increased by $16.5 million in the first nine months of 2009, compared to an increase of $8.7 million in the first nine months of 2008. Days sales outstanding increased by 2.1 days to 34.4 days at September 30, 2009 from 32.3 days at September 30, 2008 based on annualized third quarter sales and quarter-end accounts receivable balances for the respective periods. Inventory decreased by $12.4 million in the 2009 first nine months, compared to a decrease of $17.9 million in the 2008 period. Our inventory turns increased to 8.8 turns at September 30, 2009 from 8.1 turns at September 30, 2008 based on annualized third quarter cost of sales and quarter-end inventory balances for the respective periods. Management has made a concerted effort to reduce inventory carrying levels without reducing the range of products offered or service levels to our customers during this prolonged decline in the U.S. housing market. Accounts payable increased by $12.7 million in the nine months ended September 30, 2009 as compared to a decrease of $0.9 million in the nine months ended September 30, 2008. Days payable outstanding increased to 31.1 days at September 30, 2009 from 30.0 at September 30, 2008 calculated based on annualized third quarter cost of sales and quarter end accounts payable balances for the respective periods.
Management does not believe the increase in days sales outstanding for the nine-month period ending September 30, 2009 compared to the same period ending September 30, 2008 is indicative of significant increased credit risk, but rather is within a reasonable range of change caused by differences in the timing of sales and cash receipts.
On behalf of Huttig Building Products, Inc., I thank you for your consideration of our response. Should the Staff have further questions or comments or need any further information or clarification, please call me at (314) 216-2893.

Sincerely,
/s/ Philip W. Keipp
Vice President and Chief Financial Officer